July 8, 2014

VIA EDGAR TRANSMISSION

Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Gregory:

On April 23, 2014, the Registrant, on behalf of its series, the HCM Tactical Growth Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on June 3, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Missing Information. Please complete all information that is currently missing in the prospectus and SAI (e.g., the prospectus cover page, expense example, etc.).

Response. The Registrant has completed the missing information.

Defined Terms. Please define terms when they are first used and use them consistently throughout the prospectus and SAI (e.g., Underlying Funds and Market Timing Policy).

Response. The Registrant has defined the terms used in the prospectus and SAI as requested.

Prospectus:

Table of Contents. Please include a line item for R shares under the share class heading in the table of contents.

Response. The Registrant has made the revision requested.

Portfolio Securities. Please clarify whether the ETFs and mutual funds in the Fund’s portfolio will primarily invest in domestic equity securities.  Please also describe the types of mutual funds and ETFs in which the fund will invest (e.g., closed-end, index, leveraged, actively managed) and make conforming changes throughout the prospectus and SAI.  We note that one of the principal investment risks refers to “closed-end shares.”

Response. The Adviser has confirmed to the Registrant that the Fund will invest in index and actively managed ETFs and closed-end funds as part of the Fund’s principal strategy.  The current disclosure already indicates that the mutual funds will included leveraged funds.

“The Fund seeks to achieve its investment objective through investments in (i) domestic equity securities of any market capitalization, (ii) other investment companies (mutual funds (including mutual funds that use leverage), closed-end funds and exchange traded funds (“ETFs”) (including both index and actively managed ETFs)) and (iii) cash and cash equivalents.

The Fund’s investment adviser uses the HCM – BuyLine®, its proprietary quantitative investment model, to determine when the Fund should be in or out of the market. The BuyLine uses trend analysis to help identify the broad trend in the equity market. When the trend is down, the adviser starts to reduce the Fund’s exposure to equities, and, when the trend is up, the adviser increases the Fund’s exposure to equities. The adviser uses its discretion to determine how much the Fund will be in or out of the market based on the strength of the trend identified by the BuyLine. When the Fund is out of the market, it will invest in cash and cash equivalents. When the Fund is in the market, it will invest in equity securities.  The Fund may be invested from 0-100% in cash and cash equivalents and 0-100% in equities depending on the strength of the trend identified by the BuyLine.

When the Fund is in the market, the equities of companies whose earnings are growing will comprise 40-60% of the equities in which the Fund invests . The other 40-60% of the equity securities in which the Fund invests when it is in the market will be  investment companies.  These  investment companies will invest in equity securities of companies in sectors selected by the adviser’s proprietary quantitative model, Spartacus, which indicates which sectors are outperforming other sectors at any given time based on the adviser’s proprietary strength criteria.”

HCM-Buyline® Investment Strategy and Spartacus. Please explain in greater detail how the HCM-Buyline investment model (“Model”) determines when the Fund should be “in or out of the market.”  For example, does the model utilize any specific types of trend analysis (e.g., new highs or new lows) in the investment process.   In addition, please include a more fulsome description of the methodology used by Spartacus in determining which market sectors are out preforming another. In your disclosure, please describe whether the portfolio manager relies solely on the Model and Spartacus.  If not, please discuss the portfolio manager’s investment strategy.

Response. The Registrant has revised the disclosure in the second paragraph of “Principal Investment Strategies” in Item 4 as shown in the response to the comment on Portfolio Securities above and in Item 9 as follows:

“The Fund’s investment adviser uses the HCM – BuyLine®, its proprietary quantitative investment model, to determine when the Fund should be in or out of the market. The BuyLine uses trend analysis to help identify the broad trend in the equity market. When the trend is down, the adviser starts to reduce the Fund’s exposure to equities, and, when the trend is up, the adviser increases the Fund’s exposure to equities. A number of indicators comprise the BuyLine, with the ratio of new highs to new lows over different time horizons having the heaviest weight. The adviser uses its discretion to determine how much the Fund will be in or out of the market based on the strength of the trend identified by the BuyLine. When the Fund is out of the market, it will invest in cash and cash equivalents. When the Fund is in the market, it will invest in equity securities.  The Fund may be invested from 0-100% in cash and cash equivalents and 0-100% in equities depending on the strength of the trend identified by the BuyLine.

When the Fund is in the market, the equities of companies whose earnings are growing will comprise 40-60% of the equities in which the Fund invests . The other 40-60% of the equity securities in which the Fund invests when it is in the market will be  investment companies.  These  investment companies will invest in equity securities of companies in sectors selected by the adviser’s proprietary quantitative model, Spartacus, which indicates which sectors are outperforming other sectors at any given time based on the adviser’s proprietary strength criteria. The adviser relies solely on the information provided by Spartacus in determining the sectors in which the Fund will invest through its investments in other investment companies. ”

Market. Please clarify the meaning of the word “market” in the description of the fund’s investment strategy.  For example, does the term refer to the entire universe of listed domestic equity securities or a partial segment (e.g., equity securities comprising the Dow Jones Industrial Average or the S&P 500).

Response. The term refers to the entire universe of listed domestic equity securities. The Registrant has added the disclosure to second paragraph in the item 9 description of the principal strategies.

“The Fund’s investment adviser uses the HCM – BuyLine®, its proprietary quantitative investment model, to determine when the Fund should be in or out of the market. The adviser considers the market to be the entire universe of listed domestic equity securities. When the Fund is out of the market, it will invest in cash and cash equivalents. When the Fund is in the market, it will invest in equity securities.  The 40-60% of the equities in which the Fund invests will be equities of companies whose earnings are growing. The other 40-60% of the equity securities in which the Fund invests will be  investment companies.  These  investment companies will invest in equity securities of companies in sectors selected by the adviser’s proprietary quantitative model, Spartacus, which indicates which sectors are outperforming other sectors at any given time.”

Liquidity Risk. In the discussion of mutual fund risk, the prospectus discloses that certain mutual fund shares held by the fund may be considered “not ready marketable securities.”  Please consider including a liquidity risk factor if such holdings combined with other illiquid fund holdings will be significant. In addition, please explain supplementally what mutual funds are not readily marketable securities.  If you are referring to closed-end funds (which are not considered by many investment professionals to be mutual funds), please explicitly state that mutual funds include closed-end funds.

Response. The adviser has confirmed to the Registrant that mutual fund shares held by the Fund in excess of 1% of a mutual fund’s outstanding shares will not be significant. The Registrant was not referring to closed-end funds. As stated in the risk, mutual funds whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the mutual fund’s outstanding shares during any period of less than 30 days. Therefore, shares held by the Fund in excess of 1% of a mutual fund’s outstanding shares, may be considered not readily marketable securities.

Sector Risk. Please consider whether the addition of an industry/sector risk factor is appropriate, particularly because Spartacus focuses on investing in specific market sectors.

Response. The Registrant has added the following risk:

“Sector Risk: The Fund may be subject to the risk that its assets are invested in a particular sector or group of sectors in the economy and as a result, the value of the Fund may be adversely impacted by events or developments in a sector or group of sectors.”

Cash/Cash Equivalents. Please consider whether inclusion of a principal risk factor related to Cash and Cash Equivalents is appropriate.  We note that investing in such instruments is a principal strategy of the fund.

Response. The Registrant has added the following risk:

“Cash and Cash Equivalents Risk: When the Fund is out of the market and invests in cash and cash equivalents, there is a risk that the market will begin to rise rapidly, and the Fund will not be able to reinvest its cash positions into areas of the advancing market quickly enough to capture the initial returns of changing market conditions.”

Risk/Return Bar Chart and Table (named Performance). Please review the accuracy of the website address provided for shareholders to obtain updated performance information.  The indicated website links to a Boston-based registered investment adviser and asset manager (i.e., Newfound Research, LLC).  Please also describe supplementally the proposed broad measure of performance to be used by the Fund.

Response. The disclosure inadvertently contained the website address for the wrong series of the Trust.  The website has been updated to reflect the correct address.

Class A Share Sale Charges. For clarity, please reconcile the terms “original purchase price” and “redemption proceeds” used in the fee table with “offering price” and “amount invested” used in the discussion of the Class A shares.  With respect to the imposition of the 18 month CDSC on larger investments in the Class A shares, please clarify how the CDSC is calculated (i.e., order of share purchases/FIFO).

Response. The Fund will not have a CDSC.  The disclosure has been revised to remove reference to a CDSC, which included the terms “original purchase price” and “redemption proceeds”.

SAI:

Regulatory. The disclosure states that the Trust, on behalf of the Fund, has claimed an exclusion from the definition of commodity pool operator and is therefore not subject to registration and regulation by the CFTC as a CPO.  Please update the disclosure as appropriate.  If significant, please disclose whether the adviser is or plans to register as a CPO or commodity trading adviser with the CFTC.

Response. The disclosure as presented is up to date.

Concentration Policy. A fund should consider the concentration of affiliated and unaffiliated underlying funds when determining whether the Fund is in compliance with its own concentration policies.  Please add disclosure indicating that the Fund will consider the concentration of the underlying funds when determining compliance with its own concentration policies.

Response. The Registrant has added the disclosure requested at the end of the “Investment Restrictions” section:

“With respect to the fundamental investment restriction regarding concentration, the Fund will consider the concentration of any underlying funds in which it invests when determining whether the Fund has complied with its concentration policy.”

Investment Adviser/Control. Please disclose the name of any person who controls the adviser, the basis of the person’s control and the nature of that person’s business.  We note that the Fund’s portfolio manager, Mr. Howard, owns 100% of the adviser.  If appropriate, please disclose any affiliates of the Fund that are also affiliates of the adviser, including a list of the capacities in which the person is affiliated with the Fund and the adviser.

Response.  The Registrant has revised the first paragraph in “Investment Adviser” to add the sentence shown below to the end of the paragraph. There are no affiliates of the Fund that are also affiliates of the adviser.

“The adviser is controlled by Vance Howard, who is the portfolio manager of the Fund, due to his 95% ownership of the Adviser.”

Portfolio Manager Compensation. Please describe the structure and method of determining Mr. Howard’s compensation with greater specificity (i.e., salary, bonus, deferred compensation and bonus plans).  If part of Mr. Howard’s compensation is performance based, please identify any performance benchmarks and the related measurement periods.

Response. The Registrant has revised the disclosure as follows:

“Mr. Howard does not receive a salary or bonus from the Adviser.  However, he participates in the profits of the Adviser due to his 95% ownership of the Adviser.”

Deal Reallowance. Please disclose any front end sales load reallowed to dealers as a percentage of the offering price of the Fund’s shares.

Response. The Registrant provided the information regarding any front end sales load reallowed to dealers as a percentage of the offering price in the prospectus, which incorporated by reference into the SAI, so the information was not repeated in the SAI.

Lead Independent Trustee. In the paragraph describing the board leadership structure, the Registrant states in sentence 2, that the board has not appointed a lead independent Trustee.  The last sentence of the paragraph refers to “chair/lead independent trustee”.  Please address this apparent inconsistency.

Response. The board does not have a lead independent trustee. The Registrant has removed reference to the chairman also being the lead independent trustee in the last sentence to avoid confusion.

Governance Committee.  The SAI does not describe a board “governance committee”.  However, a “governance committee” is referenced in the discussion of director compensation.  If appropriate, please include the disclosure requested by Item 17(b)(2) of Form N-1A relating to the governance committee.

Response. The board does not currently have a governance committee.  For clarity, the Registrant has, therefore, removed reference to the governance committee from the discussion of trustee compensation.

Fund Complex / Northern Lights Fund Trust II. In footnote 2 to the trustee compensation table, Northern Lights Fund Trust II is not included as a member of the “fund complex”.  However, Northern Lights Fund Trust II is included as a part of the “family of investment companies” in the footnote to the trustee fund ownership table.  Please address this apparent inconsistency.

Response. The Registrant has revised the second footnote as follows:

“** The "Fund Complex" includes the following registered management investment companies in addition to the Trust: Northern Lights Fund Trust, Northern Lights Fund Trust II and Northern Lights Variable Trust.”

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins